Exhibit 99.1

November 10, 2004

THIRD QUARTER REPORT
For the Nine Months Ended September 30, 2004

Overview

The gold price in US dollars was strong throughout the third quarter of 2004, trading comfortably over US $400 per ounce. The dramatic strengthening of the Canadian dollar versus the US currency, however, wiped out any material price gains in Canadian dollar terms - the price traded consistently at or about CDN $530 per ounce.

Claude Resources generated positive net earnings and strong operating cash flow during the quarter despite gold production below historic levels. With the current operating and development sequence, the Company expects gold production to return to long term historic levels in the fourth quarter and full year 2005.

Recently, the Company announced a significant new gold discovery at Santoy Lake near the Seabee mine. Claude has applied for environmental permits to bulk sample the Santoy and Porky Lake projects in 2005. Bulk sampling success at one or both of these projects could lead to a material increase in gold production at the Seabee mine in the next 12-24 months.

Placer Dome is in the process of completing its spending commitment of CDN $8.2 million under the option agreement on Claude’s Madsen, Red Lake project. Discussions are underway regarding future plans for the project.

Financial Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003

Revenue ($ millions)	7.6	9.1	23.4	26.8
Net earnings (loss) ($ millions)	.2	.9	(.3)	1.5
Earnings (loss) per share ($)	0.00	0.02	(0.01)	0.03
Cash from operations ($ millions)*	2.1	2.6	4.2	5.7
Cash from operations per share ($)*	0.03	0.05	0.07	0.11
Average realized gold price for the period (US$/ounce)	421	381	407	353
Total cash operating costs (US$/ounce)	250	232	292	256
Working capital ($ millions)	8.7	8.5	8.7	8.5

* before net change in non-cash working capital

Operations

Gold

For the first three quarters of 2004, the mine processed 140,300 tonnes of ore grading 7.04 grams per tonne, yielding 29,900 ounces of gold. This compares to 149,100 tonnes of ore processed grading 8.44 grams per tonne, yielding 37,300 ounces of gold for the similar period in 2003. As expected, the production during the quarter continued to originate from lower grade development ore on the 550 and 680 metre levels, partially offset by free pull from the higher grade 2B6514 stope.

Operating Statistics	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003

Tonnes Milled	46,100	59,700	140,300	149,100
Grade Processed (g/t)	6.60	8.87	7.04	8.44
Recovery (%)	95.48	95.27	95.21	94.87
Operating Efficiency (%)	91.08	98.42	96.34	99.00
Sales Volume	9,200	13,100	29,900	37,300

The mine operating plan will focus on completing the 2B6809, 162/4914 and 162/5514 stopes which will provide feedstock into the first and second quarters of 2005. Mill throughput during the fourth quarter is expected to originate from 2B6514 stope ore, higher grade swell ore from the 2B6809 and 2B5514 stopes and development ore from the 162/4914 stope.

Mine development is currently accessing the 395 and 490 levels. During the quarter, a second jumbo was started and is currently driving a decline to the 730 level. Ore from these levels is scheduled to become available in 2005.

Oil and Gas

Despite normal gas production decline and lower Canadian dollar petroleum prices realized, oil, NGLs and gas operations continue to positively impact Company earnings and cash from operations. Contributed cash from operations for the first nine months of 2004 of $1.2 million ($0.02 per share), compared to $2.1 million ($0.04 per share) for the same period in 2003. Extensive drilling at the Nipisi Unit is expected to increase oil and NGLs reserves while maintaining current production.

Exploration

Claude’s exploration efforts continued aggressively in the third quarter with prospecting, geological mapping and diamond drilling ongoing in the Seabee mine area. Work crews focused primarily on the Porky Lake (2 kilometres north of the Seabee mine) and Santoy (10 kilometres east of the Seabee mine) properties.

At Porky Lake, infill drilling in the Main Zone resumed to investigate ground conditions and structures in the Porky Main Zone for the portal design. Seven holes were completed for a total of 754 metres.

The drill was then moved to the GAS Zone, which is located 800 metres to the west of the Porky Lake Main Zone, completing 19 infill and step-out holes totaling 3,100 metres of drilling. All of these holes intercepted silicified feldspathic arenite, which is the host rock for both the Main Zone and the GAS Zone. Virtually all the holes intercepted gold mineralization in this zone. Gold values routinely ranged 1 to 12 grams per tonne. The best section was 22 grams per tonne over 4 metres. Core lengths approximate the true thickness of the structure. Assays are uncut. Delineation drilling at the GAS zone resumed in September.

In early September, prospecting crews found gold bearing outcrops in the arenite, in an area of swamp and muskeg, 230 metres northwest of the GAS zone. This new area will be drilled during the coming winter drill program.

At Santoy two drill rigs were mobilized from Seabee via the Seabee-Santoy winter road. Fuel and other supplies were stored on the property, between Zones 7 and 8. The summer drill program started in the first week of June.

One drill was focused in Zone 7, following the boundaries of the mineralization zone identified by the 2004 winter holes. The second rig drilled in the area between Zone 7 and 8, following the sheared corridor that joins Zone 7 and Zone 8. In July, both rigs were moved to Zone 8. A total of 12,237 metres in 97 holes were drilled in the Santoy property. Forty-eight holes, totaling 6,164 metres were drilled in Zone 7, twenty-one holes totaling 2,797 metres were drilled in Zone 8, five holes totaling 598 metres in Zone 6, and twenty-three holes totaling 2,678 metres in the areas between Zones 7 and 8.

Zones 7 and 8 are hosted in a 4 kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaic volcaniclastic rocks. Gold mineralization occurs in gold-sulfide-chlorite quartz veins in the shear zone, near the granodiorite and granite sills. Drill holes routinely intercepted gold values of 2 to 20 grams per tonne over 0.5 to 2m in zones 7 and 8. The best section is 13.6 grams per tonne over 8m in Zone 7, and 17.1 grams per tonne over 1.7m in Zone 8. Core lengths approximate the true thickness of the structure. Assays are uncut.

Prospecting and geological mapping were carried out while drilling was being conducted. New zones (Zone 6E, 6N and 8E) were identified through this effort. The surface expression of Zone 8 was traced to the south 700 metres beyond the last drill hole. Diamond drilling to define the new zones will be completed during the coming winter.

In late August, a 3-man crew returned to the Santoy property to map the area. Approximately 25 square kilometres was mapped at the scale of 1:2,500. The general structural relationships between the existing zones become clearer after the mapping project.

Planning for bulk sampling is underway for both the Porky and Santoy properties.

Placer Dome (CLA) Limited continued the exploration of Claude's 100% owned Madsen property at Red Lake, Ontario. The current program consists of drilling newly identified targets near the Madsen mine workings as well as continued deeper drilling at the “Treasury Box” - a 25 to 50 metre wide corridor of narrow quartz-tourmaline veins where coarse visible gold has routinely encountered assaying between 2 and 116 grams per tonne (uncut assays).

Placer Dome has the right to earn a 55% interest in Claude's 10,500-acre Madsen property by spending CDN $8.2 million prior to the end of 2004 and delivering a bankable feasibility study over the following two years.

At the Tartan Lake project near Flin Flon, Manitoba, dewatering of the former mine workings and site restoration is continuing. A 4,500-metre underground drill program to test a largely unexplored structure to the west of previous mine workings is planned for the spring of 2005.

Financial

Three Months

For the three months ended September 30, 2004, the Company recorded net earnings of $.2 million, or $0.00 per share, compared to restated earnings (see Note 2 to the attached financial statements) of $.9 million, or $0.02 per share, for the same period in 2003.

Cash flow from operations before net changes in non-cash working capital items was $2.1 million, or $0.03 per share, compared to $2.6 million, or $0.05 per share, for the same period in 2003.

Total revenue generated for the quarter was $7.6 million, 16% lower than the $9.1 million reported for the same period in 2003. The Seabee mine contributed $5.0 million to revenue for the third quarter compared to $6.9 million for the same quarter in 2003. Gold sales volume for the period declined 30% from 13,100 ounces in 2003 to 9,200 ounces this quarter. The reduction in sales volume was partially offset by the period over period improvement in the average Canadian dollar gold price realized: Q304 - CAD $550, (US $421); Q303 - CAD $529, (US $381).

The 19% improvement in gross oil, NGLs and gas revenue was a combination of increased oil and NGLs production from our Nipisi Unit property and improved Canadian dollar petroleum prices, offset by the normal production decline of our gas wells.

The benefits of the shaft extension continue to positively impact total mine operating costs, which fell 29% period over period. The improved operating costs were offset by the lower sales volume and an appreciating Canadian dollar, which resulted in an 8% increase in cash operating costs per ounce1 : Q304 - US $250; Q303 - US $232.

The 52% increase in operating costs at the Company’s oil and gas properties, period over period, was a result of ongoing repairs and maintenance charges incurred at the Nipisi Unit and Edson gas plant.

Year to Date

For the nine months ended September 30, 2004, the Company recorded a net loss of $.3 million, or $0.01 per share, compared to restated earnings of $1.5 million, or $0.03 per share, for the same period in 2003.

Revenue

Total revenue generated for the first three quarters fell 13% from $26.8 million in 2003 to $23.4 million this period. Gold revenues decreased by 14% over the comparable period last year from $18.8 million in 2003 to $16.2 million this year. Gold sales volume for the first nine months of 2004 was 29,900 ounces versus 37,300 for the same period last year. As expected, the mill continues to rely heavily on throughput from lower grade development ore from the 500 and 600 metre levels.

The decline in gold sales was partially offset by the 7% improvement in Canadian dollar average realized gold prices per ounce: 2004 - CAD $540 (US $407); 2003 - CAD $505 (US $353). Despite the improvement, gold sales on a comparative basis continue to be

1 The Company reports its operating, depreciation and depletion costs on a per ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

negatively influenced by the appreciating Canadian dollar. Based on assumptions comparable to the first nine months of 2003 actual exchange levels, this period’s 2004 revenue would have increased an additional $1.3 million or $0.02 per share.

Gross oil, ngls and gas revenue totaled $7.2 million for the first nine months of 2004 compared to $8.0 million recorded for the same period in 2003. This was due to improved oil production, a result of drilling success on the Nipisi Unit, offset by normal gas production declines and a concurrent drop in Canadian dollar petroleum prices realized, a consequence of the appreciating dollar.

Expenditures

Total mine operating costs fell 15% from $13.7 million in the first nine months of 2003 to $11.6 million this period. These results were due to savings commensurate with the shaft extension commissioned in 2003. The improved operating costs were offset by lower sales volume during the period and resulted in total cash operating costs per ounce of US $292 this period compared to US $256 for the comparable period in 2003. Based on the average CDN/US dollar exchange rate of $1.4323 for the nine months ended September 30, 2003, total cash operating costs for the current year’s period would have been US $271.

Oil, NGLs and gas operating costs rose 33% from $.9 million during the first three quarters of 2003 to $1.2 million this period. This was a result of repairs and maintenance charges at the Nipisi Unit and Edson gas plant.

General and administrative charges increased 12%, largely due to increased costs associated with the Company’s American Stock Exchange (AMEX) listing and added emphasis on investor relations. Interest and other costs and the provision for income taxes remained relatively unchanged.

Depreciation and depletion of the Company’s gold assets increased 5% from a restated $3.8 million for the first three quarters of 2003 to $4.0 million this period. Despite the larger asset base, the constant reserve base and the fewer tonnes of ore broken helped minimize the amount recorded in the period. Depreciation and depletion costs per ounce for the period increased to US $101 from US $71. This was a result of the lower sales volume and the strengthening Canadian dollar.

The 38% increase in oil and gas asset depreciation period over period was a result of the increased asset base.

Liquidity and Financial Resources

Cash flow from operations before net changes in non-cash working capital items was $4.2 million, or $0.07 per share, compared to a restated $5.7 million, or $0.11 per share, for the same period in 2003.

During the period, the Company redeemed $1.0 million of its long-term investments for general corporate purposes.

Capital expenditures on mineral and oil and gas properties in the first nine months of 2004 were $11.8 million, a decline of $.2 million from the same period in 2003. This period’s balance includes $6.3 million in Seabee mine development costs (2003 - $4.1 million); exploration expenditures of $2.9 million (2003 - $1.3 million) funded via flow through share issues; property and plant additions of $.8 million, largely comprised of equipment rebuilds and purchases, underground pump system redesigns and tailings dam betterment; and $.4 million on the Tartan Lake dewatering program. Capital expenditures related to oil and gas properties increased from $.8 million for the first nine months ended in 2003 to $1.3 million this period. This was primarily due to drilling costs on the Nipisi Unit and plant and equipment expenditures at Edson.

Financing activities during the period included the exercise of 1,138,450 common share warrants for gross proceeds of $2.1 million pursuant to a January 2003 private placement. In September, the Company issued 1,000,000 flow-through common shares at a price of $1.50 for gross proceeds of $1,500,000.

Outlook

Seabee Mine

Development to access larger stoping blocks for future mining beyond the current production areas delayed production in the third quarter. Accordingly, the Company has revised its 2004 full year production forecast to 41,000 - 43,000 ounces. As this new ore is now accessible, production will return to historical levels of 12,000 - 13,000 ounces per quarter.

Mine operations and development costs forecasts remain unchanged. Mine operating costs in 2004 should return to historic levels of approximately $16.0 to $16.5 million. Total cash operating costs per ounce will rise to US $285, a combination of sales volume decline and Canadian dollar appreciation. Development costs are expected to be between $6.5 million and $7.0 million, and plant and equipment costs to be below $1.5 million.

Exploration

The Company’s exploration efforts in recent years has resulted in the discoveries of three additional gold zones near the Seabee Mine (the Porky Main Zone, The GAS Zone and Santoy Zone 7). Application for government approval for bulk sampling of the new zones has been filed. These new projects have the potential to significantly increase gold production at the Seabee mining operation. An engineering scoping study to increase the capacity of the Seabee mill from the current 550 tonnes per day to 1,000 tonnes per day is currently underway.

Oil and Gas

The Company’s oil and gas production and cost forecast for full year 2004 remains unchanged. Oil and NGLs sales volumes are expected to be equal to or better than 2003, a result of the investment in drilling at the Nipisi Unit. Gas production is expected to fall by normal production declines of 8% to 10%. Operating costs are expected to remain near $1.4 million. Capital expenditures remain forecast at $1.8 million.

Derivative Instruments and Hedging Activities

To mitigate effects of price fluctuations on revenue, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold.

At September 30, 2004, the Company had outstanding forward gold contracts of 4,000 ounces at an average price of US $412 per ounce with a market value loss inherent in these contracts of US $16,000. The Company had outstanding foreign exchange contracts to sell US $5 million at an average CDN/US dollar exchange rate of 1.3417, with a market value gain inherent in these contracts of US $300,000.

Auditors

This management report and the accompanying financial statements for the nine month period ended September 30, 2004 have not been reviewed by our external auditors.

Caution Regarding Forward-Looking Information

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Renmark Financial Communications Inc.
Edith English : eenglish@renmarkfinancial.com
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Media - Cynthia Lane : clane@renmarkfinancial.com
Tel. : (514) 939-3989
www.renmarkfinancial.com

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	September 30	December 31
	2004	2003

Assets
Current assets:
Cash	$-	$3,259
Receivables	2,597	2,512
Inventories	6,317	3,801
Shrinkage stope platform costs (Note 3)	7,527	6,678
Prepaids	243	259

	16,684	16,509
Oil and gas properties	5,571	4,766
Mineral properties	33,547	26,932
Investments (Note 4)	668	1,660
Deposits for reclamation costs	1,990	1,950

	$58,460	$51,817

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$2,305	$-
Payables and accrued liabilities	5,665	4,565
Current portion of obligations under capital lease	56	54

	8,026	4,619
Obligations under capital lease	13	59
Asset retirement obligations	2,006	1,903
Shareholders' equity:
Share capital (Note 5)	42,358	38,848
Contributed surplus	210	226
Retained earnings	5,847	6,162

	48,415	45,236

	$58,460	$51,817

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
		(restated - Note 2)		(restated - Note 2)
Revenues
Gold	$5,039	$6,928	$16,168	$18,837
Oil and gas:
Gross revenue	2,581	2,166	7,201	7,961
Crown royalties	(527)	(448)	(1,695)	(2,085)
Alberta Royalty Tax Credit	125	125	317	414
Overriding royalties	(1,238)	(1,013)	(3,428)	(3,353)

Net oil and gas revenue	941	830	2,395	2,937

	5,980	7,758	18,563	21,774
Expenses
Gold	3,012	4,224	11,600	13,652
Oil and gas	467	307	1,197	885
General and administrative	421	483	1,593	1,417
Interest and other	2	106	(69)	92
Provision for income taxes	(10)	17	43	58

	3,892	5,137	14,364	16,104

Earnings before the undernoted items	2,088	2,621	4,199	5,670
Depreciation, depletion and accretion:
Gold	1,698	1,568	4,017	3,777
Oil and gas	181	122	497	359

Net earnings (loss)	$209	$931	$(315)	$1,534

Net earnings (loss) per share
Basic and diluted	$0.00	$0.02	$(0.01)	$0.03

Weighted average number of shares outstanding (000's)	59,846	54,680	59,503	53,363

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
		(restated - Note 2)		(restated - Note 2)
Cash provided from (used in):
Operations:
Net earnings (loss)	$209	$931	$(315)	$1,534
Non cash items:
Depreciation, depletion and accretion	1,879	1,690	4,514	4,136
Net change in non-cash working capital:
Receivables	183	83	(85)	1,161
Inventories	1,444	1,004	(2,516)	(1,981)
Shrinkage stope platform costs	(1,787)	(100)	(849)	(329)
Prepaids	(14)	154	16	64
Payables and accrued liabilities	(1,082)	145	1,100	1,699

Cash from operations	832	3,907	1,865	6,284
Investing:
Mineral properties	(2,879)	(3,687)	(10,546)	(11,176)
Oil and gas properties	(373)	(425)	(1,285)	(845)
Investments	992	(29)	992	(29)
Reclamation deposits	-	(213)	(40)	(243)

	(2,260)	(4,354)	(10,879)	(12,293)
Financing:
Issue of common shares, net of issue costs	1,345	24	3,494	6,800
Demand loan repayment	-	-	-	(110)
Capital lease repayment	(15)	(15)	(44)	(45)

	1,330	9	3,450	6,645
Increase (decrease) in cash position	(98)	(438)	(5,564)	636
Cash position, beginning of period	(2,207)	(554)	3,259	(1,628)

Cash position, end of period	$(2,305)	$(992)	$(2,305)	$(992)

Consolidated Statements of Retained Earnings
(Canadian Dollars in Thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
		(restated - Note 2)		(restated - Note 2)
Retained earnings, beginning of period
As previously reported	$5,638	$4,966	$6,162	$3,672
Effect of change in accounting policies (Note 2)	-	-	-	691

As restated	5,638	4,966	6,162	4,363
Net earnings (loss)	209	931	(315)	1,534

Retained earnings, end of period	$5,847	$5,897	$5,847	$5,897

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003. The unaudited financial statements include the financial statements of the Company and its subsidiary.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods' presented.

Note 2 - Change in Accounting Policy

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the new Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". This section requires that a fair-value based method of accounting be applied for all stock-based compensation plans. The Company has adopted the fair-value method of accounting for employee stock options and other stock-based payments with retroactive restatement to January 1, 2002. The cumulative effect of the change in policy on the balance sheet at September 30, 2003 was to increase payables and accrued liabilities by $22,000, increase contributed surplus by $176,000, increase share capital by $144,000 and decrease opening retained earnings by $304,000. The effect of the change in policy on the statement of earnings for the nine months ended September 30, 2003 was a reduction in earnings of $38,000.

Asset Retirement Obligation

Effective January 1, 2003, the Company adopted the Handbook Section 3110, "Asset Retirement Obligations". This standard addresses the fair value of the Company's legal obligations associated with the retirement of tangible long-lived assets resulting from the normal operation of those assets. The cumulative effect of the change in policy on the balance sheet at September 30, 2003 was to increase mineral properties by $104,000, decrease future asset retirement obligations by $842,000 and increase opening retained earnings by $995,000. The effect of the change in policy on the statement of earnings for the nine months ended September 30, 2003 was a reduction in earnings of $49,000.

Note 3 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent cost of the ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 4 - Investments

At September 30, 2004, the quoted market value of the investments was $3.1 million (December 31, 2003 - $3.4 million).

Note 5 - Share Capital

At September 30, 2004 there were 60,541,674 common shares outstanding.

Options in respect of 2,600,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and May, 2014.

Pursuant to a January 2003 private placement, 1,138,450 common share warrants were exercised for gross proceeds of $2,100,000.

On December 22, 2003, the Company completed a private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $2.00, for gross proceeds of $5,000,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including June 23, 2005, and upon payment of $2.50, to subscribe for one common share. In partial consideration for the services provided to Claude in connection with the private placement, the Underwriters were issued 150,000 common share purchase warrants each of which will entitle the holder, upon exercise at any time up to and including December 23, 2004 and upon payment of $2.10, to subscribe for one common share. At September 30, 2004 there were 1,400,000 warrants outstanding.

On September 2, 2004, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company must expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005.

Note 6 - Differences from United States Accounting Principles

These consoldiated finanical statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 20 of the Company's audited financial statements for the year ended December 31, 2003 for a narrative explanation of the differences in Canadian and US GAAP.